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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25
                                                  Commission File Number 0-15777

                          NOTIFICATION OF LATE FILING


(Check One): [ X ] Form 10-K  [   ] Form 11-K   [   ] Form 20-F  [   ] Form 10-Q
[   ] Form N-SAR
For Period Ended:             December 31, 1995
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[   ] Transition Report on Form 10-K      [   ]  Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F      [   ]  Transition Report on Form N-SAR

[   ] Transition Report on Form 11-K
For the Transition Period Ended:
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 Read attached instruction sheet before preparing form.  Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                        PART I.  REGISTRANT INFORMATION

Full name of registrant     First Independence Corporation
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Former name if applicable

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Address of principal executive office (Street and number)
                               44 Michigan Avenue
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City, State and Zip Code    Detroit, Michigan 48226
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                       PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Norm N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The annual audit and opinion by independent accountants, Coopers & Lybrand, L.L.P., cannot be completed by April 1, 1996, but is in process. Lacking audited numbers impairs management's ability to prepare accurate discussion and analysis of the Company's performance and condition.

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                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Rose Ann Lacy, CFO                    (313)                   256-8464
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    (Name)                           (Area code)              (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes     [ ] No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes     [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPLANATION: Consolidated results of operations of the Corporation for 1995 are expected to be approximately $311,000 of net income compared to a loss of ($102,000) in 1994 before preferred stock dividend requirements. This is due principally to the fact that the corporation made a charge in 1994 for a $320,000 judgment against the Corporation. (The judgment has been appealed.) In addition, in 1994, the Corporation incurred a $94,000 expense for certain costs which had been advanced by First Independence National Bank, its wholly-owned banking subsidiary; such costs were not incurred by the Corporation in 1995.

     Results of operations of the Bank for 1995 are expected to be approximately $350,000 of net income compared to $393,000 of net income by the Bank in 1994. The lower net income in 1994 was due primarily to a higher provision for loan and lease losses ($471,000 in 1995 compared to $270,000 in 1994).

                        First Independence Corporation
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 28, 1996 By      /s/ ROSE ANN LACY
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                            Rose Ann Lacy, Chief Financial Officer

            Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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                        [COOPERS & LYBRAND LETTERHEAD]


March 26, 1996



Ms. Rose Lacy
Chief Financial Officer
First Independence National Bank
44 Michigan Avenue
Detroit, Michigan 48226

Dear Ms. Lacy:

The purpose of this letter is to inform you that Coopers & Lybrand will be unable to complete our audit of the bank's financial statements by March 31, 1996. We anticipate that we will be able to complete the audit by April 12, 1996.

Please call me at 446-7271 if you have any questions or concerns.

Very truly yours,



Darrell Burks for Coopers & Lybrand
Darrell Burks
Partner